PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED OCTOBER 3, 1996)

                                  $250,000,000

                                [CORPORATE LOGO]

                            ANHEUSER-BUSCH COMPANIES

                       7-1/8% DEBENTURES DUE JULY 1, 2017

                     (INTEREST PAYABLE JANUARY 1 AND JULY 1)

                      ------------------------------------

       The Debentures will be redeemable at the option of the Company at any time on or after July 1, 2007, as set forth herein.

       The Debentures will be issued and registered only in the name of Cede & Co., as nominee for The Depository Trust Company, New York, New York (the "Depositary"), as registered owner of all of the Debentures, to which principal and interest payments on the Debentures will be made. Individual purchases will be made only in book-entry form (as described herein). Purchasers of such book-entry interests in the Debentures will not receive physical delivery of certificates and must maintain an account with a broker, dealer or bank that participates in the Depositary's book-entry system. See "BOOK-ENTRY SECURITIES" in the accompanying Prospectus.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------

                                                      Underwriting
                                         Price to    Discounts and  Proceeds to
                                          Public*     Commissions+   Company++
                                       ------------  -------------  ------------

Per Debenture .......................     98.927%         .875%       98.052%
Total ...............................  $247,317,500    $2,187,500   $245,130,000

---------------

*  Plus accrued interest, if any, from July 10, 1997.

+ The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

++ Before deducting expenses payable by the Company estimated at $150,000.

                      ------------------------------------

       The Debentures are being offered by the Underwriters as set forth under "UNDERWRITING" herein. It is expected that the Debentures will be delivered in book-entry form only, on or about July 10, 1997, through the facilities of the Depositary, against payment therefor in immediately available funds. The Underwriters are:

Dillon, Read & Co. Inc.
                              Goldman, Sachs & Co.
                                                               J.P. Morgan & Co.

            The date of this Prospectus Supplement is July 7, 1997.

       CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE DEBENTURES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                      ------------------------------------

                            DESCRIPTION OF DEBENTURES

       The Debentures offered hereby by Anheuser-Busch Companies, Inc. (the "Company") are to be issued under an Indenture dated as of August 1, 1995 (the "Indenture") between the Company and The Chase Manhattan Bank, as Trustee, which is more fully described in the accompanying Prospectus under "DESCRIPTION OF DEBT SECURITIES".

       The Debentures will bear interest at the rate of 7-1/8% per annum from July 10, 1997, payable semi-annually on each January 1 and July 1, commencing January 1, 1998. Interest will be paid to the persons in whose names the Debentures are registered at the close of business on the June 15 or December 15 preceding the payment date.

       The Debentures will be issued in book-entry form, as a single Debenture registered in the name of the nominee of The Depository Trust Company, which will act as Depositary, or in the name of the Depositary. Beneficial interests in book-entry Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in the accompanying Prospectus under "BOOK-ENTRY SECURITIES", owners of beneficial interests in a global Debenture will not be considered the Holders thereof and will not be entitled to receive physical delivery of Debentures in definitive form.

       The Debentures will be redeemable at the option of the Company at any time on or after July 1, 2007, in whole or in part, upon not fewer than 30 days' nor more than 60 days' notice, at Redemption Prices equal to the percentages set forth below of the principal amount to be redeemed for the respective 12-month periods beginning July 1 of the years indicated, together in each case with accrued interest to the Redemption Date:

  12 MONTHS BEGINNING    REDEMPTION     12 MONTHS BEGINNING    REDEMPTION
         JULY 1             PRICE              JULY 1             PRICE
  -------------------  ---------------  -------------------  ---------------

          2007             103.026%             2012             101.513%
          2008             102.723%             2013             101.210%
          2009             102.421%             2014             100.908%
          2010             102.118%             2015             100.605%
          2011             101.816%             2016             100.303%


                                  UNDERWRITING

       The names of the Underwriters of the Debentures, and the principal amount thereof which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement dated
November 8, 1996 and the related Terms Agreement dated July 7, 1997, are as follows:

                                                             Principal
                                                             Amount of
                          Underwriter                        Debentures
       ------------------------------------------------   ---------------

       Dillon, Read & Co. Inc..........................   $    83,500,000
       Goldman, Sachs & Co.............................        83,250,000
       J.P. Morgan Securities Inc......................        83,250,000
                                                          ---------------
                                                  Total   $   250,000,000
                                                          ===============

       Dillon, Read & Co. Inc. is the lead manager. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are co-managers.

       If any Debentures are purchased by the Underwriters, all Debentures will be so purchased. The Underwriting Agreement contains provisions whereby, if any Underwriter defaults in an obligation to purchase Debentures and if the aggregate obligations of all Underwriters so defaulting do not exceed $25,000,000 principal amount of Debentures, the remaining Underwriters, or some of them, must assume such obligations.

       The Debentures are being initially offered severally by the Underwriters for sale directly to the public at the price set forth on the cover hereof under "PRICE TO PUBLIC" and to certain dealers at such price less a concession not in excess of .50% of the principal amount. The respective Underwriters may allow, and such dealers may reallow, a concession not exceeding .25% of the principal amount on sales to certain other dealers. The offering of Debentures is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Debentures. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters.

       In connection with the offering of the Debentures, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Specifically, the Underwriters may over-allot any such offering, creating a short position for the account of one or more Underwriters. In addition, the Underwriters may bid for, and purchase, the Debentures in the open market to cover short positions or to stabilize the price of the Debentures. Any of these activities may stabilize or maintain the market price of the Debentures above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

       The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

       Mr. Peter M. Flanigan, a director of the Company, is a Director of Dillon, Read & Co. Inc. Dillon, Read & Co. Inc. has provided from time to time, and expects in the future to provide, investment banking services to the Company, for which it has received and will receive customary fees and commissions.

       Mr. Douglas A. Warner III, a director of the Company, is the President, Chief Executive Officer and Chairman of the Board of Directors of J.P. Morgan & Co. Incorporated, the parent corporation of J.P. Morgan Securities Inc. In the ordinary course of their respective businesses, J.P. Morgan Securities Inc. and certain of its affiliates have engaged, and expect in the future to engage, in investment banking or commercial banking transactions with the Company.


                       RATIO OF EARNINGS TO FIXED CHARGES

       The following table sets forth the ratio for the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

     Three Months
    Ended March 31,                  Year Ended December 31,
   ------------------     ------------------------------------------------
     1997      1996         1996      1995      1994      1993      1992
   --------  --------     --------  --------  --------  --------  --------
     7.5x     7.8x(1)      8.1x(2)   6.6x(3)    7.7x     5.8x(4)    7.7x


       For purposes of this ratio, earnings have been calculated by adding to income before income taxes the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense and that portion of rental expense deemed to represent interest.

       (1) The ratio includes the gain from the sale of the Cardinals which increased income before income taxes by $54.7 million. Excluding this one-time gain, the ratio would have been 7.0x.

       (2) The ratio includes the gain from the sale of the Cardinals which increased income before income taxes by $54.7 million. Excluding this one-time gain, the ratio would have been 7.9x.

       (3) The ratio includes the impact of the Tampa brewery shutdown and the reduction of wholesaler inventories. Excluding these non-recurring items, the ratio would have been 7.6x.

       (4) The ratio includes the impact of the Company's restructuring charge which decreased income before income taxes by $401.3 million. Excluding this one-time charge, the ratio would have been 7.5x.

                               OPINION OF COUNSEL

       Certain legal metters relating to the Debentures are being passed upon for the Company by its counsel, Bryan Cave LLP, St. Louis, Missouri. Certain legal matters relating to the offering are being passed upon for the Underwriters by their counsel, Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                 [LEFT COLUMN]
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NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER BY THE COMPANY OR BY ANY UNDERWRITER TO SELL SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL FOR THE COMPANY OR SUCH UNDERWRITER TO MAKE SUCH OFFER IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              ---------------------


                                TABLE OF CONTENTS


                              PROSPECTUS SUPPLEMENT

                                                                            Page

Description of Debentures  ...............................................   S-2
Underwriting  ............................................................   S-2
Ratio of Earnings to Fixed Charges .......................................   S-3
Opinion of Counsel  ......................................................   S-4

                                   PROSPECTUS

Available Information ....................................................     2
Incorporation of Documents by Reference ..................................     2
The Company ..............................................................     3
Use of Proceeds ..........................................................     3
Description of Debt Securities ...........................................     3
Book-Entry Securities ....................................................    10
Plan of Distribution .....................................................    11
Legal Opinion ............................................................    12
Experts  .................................................................    12

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                                 [RIGHT COLUMN]
================================================================================

                                [CORPORATE LOGO]

                                 ANHEUSER-BUSCH
                                   COMPANIES

                              ---------------------

                                  $250,000,000
                                7-1/8% Debentures
                                Due July 1, 2017

                              ---------------------
                              PROSPECTUS SUPPLEMENT
                              ---------------------

                             Dillon, Read & Co. Inc.
                              Goldman, Sachs & Co.
                                J.P. Morgan & Co.

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